Exhibit 3.2

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

DOCUSIGN, INC.

DocuSign, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), by its duly authorized officer, does hereby certify that:

1. The original name of the Corporation was DocuSign Delaware, Inc. and the date of filing of the original Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware was March 17, 2015.

2. Pursuant to Sections 228 and 242 of the DGCL, this Certificate of Amendment of the Amended and Restated Certificate of Incorporation (the “Restated Certificate”) amends Article IV(A) of the Restated Certificate to read in its entirety as follows:

“(A) Classes of Stock. The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares that the Corporation is authorized to issue is 305,603,444. 205,000,000 shares shall be Common Stock and 100,603,444 shares shall be Preferred Stock. The Preferred Stock shall have a par value of $0.0001 per share and the Common Stock shall have a par value of $0.0001 per share. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by the affirmative vote of the holders of a majority of the stock of the Company entitled to vote (voting together as a single class on an as-if-converted basis).”

3. The foregoing Certificate of Amendment has been duly adopted by this corporation’s Board of Directors and stockholders in accordance with the applicable provisions of Sections 228 and 242 of the DGCL.

[Signature Page Follows]

In Witness Whereof, DocuSign, Inc. has caused this Certificate of Amendment to be signed by its President and Chief Executive Officer on this     day of             , 2018.

By:
Daniel D. Springer
President and Chief Executive Officer